EXHIBIT 99.1

Golar LNG announces successful completion of $1.2BN FLNG Gimi bank facility

Golar LNG Limited (“Golar”) is pleased to announce that it has successfully closed and drawn a new $1.2 billion asset backed debt facility agreement with a consortium of banks including ABN AMRO, Citibank, DNB, Goldman Sachs and Standard Chartered Bank for the refinancing of FLNG Gimi. The new $1.2bn bank facility replaces an existing bank facility with an outstanding amount of $627 million as at Q3 2025.

The new debt facility has a 7-year tenor, 16-year amortization profile and will incur interest at SOFR plus a margin of 2.50% p.a. Golar’s 70% share of the net liquidity released from the bank refinancing amounts to approximately $400 million after repayment of the existing Gimi debt facility and unwinding of the existing interest-rate swap.

Golar’s CEO, Karl Fredrik Staubo commented: “We are pleased to see strong interest from leading international banks to provide attractive financing for the FLNG Gimi. The new facility has improved terms compared to Gimi’s initial financing facility, which was put in place upon ordering of the FLNG Gimi. The new facility proves the bankability of Golar’s FLNG assets once operational on their long-term FLNG contracts at ~5.5x debt to EBITDA ratio.”

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “subject to” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
November 25, 2025

Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act